October 6, 2015	Sandra M. Forman, Esq. Senior Counsel d 212-969-3246 f 212.969-2900 sforman@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
Attention: Marianne R. Dobelbower, Attorney

Re:      American Real Estate Income Fund (File Nos. 333-176316 & 811-22599)

Dear Ms. Dobelbower:

We received your verbal comments on Wednesday, September 27, 2015 regarding the preliminary proxy materials on Schedule 14A (the “Proxy Statement”) for the American Real Estate Income Fund (the “Fund”), as filed by us on September 16, 2015.

After due consideration to your comments, below is a discussion of the responses and changes to the Fund’s Proxy Statement. These changes will be reflected in the definitive proxy materials to be filed on Schedule 14A.

For ease of reference, the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth below in italics. The response of the Fund to each of the Staff's comments is set forth immediately below the text of the comment to which it relates. Unless otherwise indicated, page references are to the pages in the Proxy Statement included with the definitive proxy materials. Capitalized terms not otherwise defined herein have the same meaning as in the Proxy Statement.

The Fund’s responses to your comments are as follows:

1. The Staff requested that the disclosure about the Transaction in the cover letter of the Proxy Statement under the heading “First Meeting” be revised to clarify that shareholders are voting on the new advisory agreement as a result of the Transaction.

The Fund has revised the above-referenced disclosure as requested.

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U.S. Securities and Exchange Commission

October 6, 2015

2. The Staff requested that the Fund specify in the Notices of Special Meeting who has the authority (i.e., the Chairman or shareholders) to adjourn the meeting.

The Fund has revised the above-referenced disclosure as requested.

3. The Staff requested that in the second to last paragraph on the cover page of the Proxy Statement that the Fund clarify the language regarding officers and employees of the Sub-Adviser not receiving any payment for providing services for the solicitation of proxies by adding the word “additional” before payment.

The Fund has revised the above-referenced disclosure as requested.

4. The Staff requested that the disclosure regarding the Transaction Agreement on page 1 of the Proxy Statement under “Q3. What are the transactions?” be revised to clarify that ARC will be transferring a controlling block of its securities to AR Global resulting in an assignment and termination of the sub-advisory agreement. Please make conforming changes throughout the Proxy Statement.

The Fund has revised the above-referenced disclosure as requested.

5. In the section “Q4. What are the benefits of the Transaction to the Fund and its shareholders?” the third bullet point states: “As of June 30, 2015, Apollo had total assets under management (AUM) of $163 billion, including approximately $39 billion in private equity, $113 billion in credit and $11 billion in real estate.” (emphasis added). The Staff requested that the Fund disclose what is meant in this sentence by “credit.”

The Fund has revised the above-referenced disclosure as requested.

6. The Staff requested in the second paragraph of the section “The Transaction” on page 6 that the Fund clarify the language to inform shareholders that they are not being asked to vote on the other components of the Transaction.

The Fund has revised the above-referenced disclosure as requested.

7. The Staff requested that the disclosure on page 6 and 7 regarding “customary closing conditions” be expanded to explain what the customary closing conditions are and what happens if the closing conditions are not met.

The Fund has added a cross reference to page 2 of the Proxy Statement where the closing conditions are discussed.

U.S. Securities and Exchange Commission

October 6, 2015

8. On page 10 of the Proxy Statement, under the sub-section “Expenses,” the Fund states that the Adviser has agreed to limit the Fund’s expenses in a manner identical to that of the Existing Advisory Agreement. Please disclose whether this agreement is contractual and what is the length of the agreement to limit the Fund’s expenses in this way.

The Fund has revised the above-referenced disclosure as requested.

9. In Proposal 2, in the penultimate paragraph on page 14, the Fund discloses “[t]he purpose of this Second Meeting is to ask shareholders to elect the remaining Trustee, Edward M. Weil, Jr. so that once the search is complete and the Board appoints a new Independent Trustee, the Fund meets both the requirement to have two-thirds of the Trustees elected by shareholders and the requirement to have 75% Independent Trustees by the close of the Transaction.” The Staff requested that we revise the sentence to clarify that once the Board finds a fourth Trustee who will be an Independent Trustee, the Fund will meet both requirements.

The Fund has revised the above-referenced disclosure as requested.

10. The Staff requested that the Fund explain what “virtually” means in the first sentence under the heading “Trustee Compensation” on page 21. The Staff further requested that the Fund explain why the compensation for a virtual meeting is half of the amount as for telephonic participation.

The Fund has revised the above-referenced disclosure to delete the reference to fees for virtual attendance at meetings.

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The Fund understands that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Proxy Statement. Please do not hesitate to call me at (212) 969-3248.

Sincerely,

/s/ Sandra M. Forman, Esq.

Sandra M. Forman, Esq.

Enclosures

cc:	John H. Grady
James A. Tanaka
Nataly Zelensky
RCS Advisory Services, LLC

Peter M. Fass
Proskauer Rose LLP